APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Piecemeal, LLC 2018 P&L

Piecemeal Pie	Jan - Dec 18
Income	
43600 · Catering	$ 400
49900 · Uncategorized Income	9,642
43850 · Gift Certificates	-
43700 · Alcohol Sales	25,784
43800 · Food Sales	296,248
43900 · Employee Discount	-
Total Income	332,074
Cost of Goods Sold	
50500 · Cash Over or Short	(472)
50000 · Alcohol Purchases	15,999
50900 · Food Purchases	87,733
51800 · Merchant Account Fees	7,381
53100 · Restaurant Supplies	5,901
Total COGS	116,542
Gross Profit	215,532
Expense	
68800 · Rubbish Removal	1,257
65000 · Tools and Equipment	1,794
60210 · Gasoline	311
68610 · Propane	1,234
66500 · General Supply	253
63400 · Materials and Supplies	4,411
60410 · Bank Fees	940
67300 · Subcontractor	2,338
60501 · Postage and Delivery	189
62600 · Fees and Permits	1,242
60200 · Automobile Expense	3,739
64000 · Miscellaneous Expense	2,998
53050 · Cleaning Supplies	3,274
63500 · Interest Expense	2,959
53102 · Travel	98
53101 · Meals & Entertainment	2,922
60000 · Advertising and Promotion	746
60400 · Bank Service Charges	725
61000 · Business Licenses and Perm	930
61700 · Computer and Internet Expe	1,847
63300 · Insurance Expense	5,543
64900 · Office Supplies	428
66000 · Payroll Expenses	84,662
66750 · Payroll Taxes	18,217
66700 · Professional Fees	3,538
67100 · Rent Expense	22,115
67200 · Repairs and Maintenance	4,332
68100 · Telephone Expense	2,809
68500 · Uniforms and Laundry	1,630
68600 · Utilities	7,175
Total Expense	184,656
Net Ordinary Income	$ 30,877

Piecemeal, LLC 2018 Balance Sheet

Piecemeal Pie as of		31-Dec-18
ASSETS		
Current Assets		
Checking/Savings		
10060 · Mascoma Tax Account	$	2,518
10150 · Petty Cash		300
10000 · Mascoma Savings Bank		1,134
10050 · Mascoma Savings Bank		561
10100 · Cash Registers		500
Total Current Assets		5,013
Fixed Assets		
16000 · Machinery & Equipment		6,978
17000 · Accumulated Depreciation		(976)
15000 · Furniture and Fixtures		9,471
17500 · Fit-ups		27,810
Total Fixed Assets		43,284
TOTAL ASSETS	$	48,297
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Square Capital Loan	$	7,227
25500 · Sales Tax Payable		2,248
Total Current Liabilities		9,475
Long Term Liabilities		
27200 · Nina Russo		2,985
27000 · Community Capital		19,980
27100 · HBRLF		23,259
Total Long Term Liabilities		46,224
Total Liabilities		55,699
Equity		(7,402)
TOTAL LIABILITIES & EQUITY	$	48,297

Piecemeal, LLC 2019 P&L

Piecemeal Pie	Jan - Dec 19
Ordinary Income/Expense	
Income	
43600 · Catering	$ 6,800
43850 · Gift Certificates	545
43700 · Alcohol Sales	25,642
43800 · Food Sales	360,869
Total Income	393,857
Cost of Goods Sold	
50000 · Alcohol Purchases	12,423
50900 · Food Purchases	109,453
51800 · Merchant Account Fees	11,275
53100 · Restaurant Supplies	9,752
Total COGS	142,903
Gross Profit	250,954
Expense	
66800 · Professional Development	466
68800 · Rubbish Removal	550
65000 · Tools and Equipment	1,977
60210 · Gasoline	930
66500 · General Supply	13
63400 · Materials and Supplies	8,037
60410 · Bank Fees	421
67300 · Subcontractor	9,503
60501 · Postage and Delivery	213
62600 · Fees and Permits	1,080
60200 · Automobile Expense	2,762
64000 · Miscellaneous Expense	730
53050 · Cleaning Supplies	3,097
53103 · Charitable Contributions	50
63500 · Interest Expense	2,294
53102 · Travel	277
53101 · Meals & Entertainment	4,871
60000 · Advertising and Promotion	2,326
60400 · Bank Service Charges	811
61000 · Business Licenses and Permits	115
61700 · Computer and Internet Expens	2,461
63300 · Insurance Expense	5,829
64900 · Office Supplies	321
66000 · Payroll Expenses	92,403
66750 · Payroll Taxes	12,541
66700 · Professional Fees	9,104
67100 · Rent Expense	26,665
67200 · Repairs and Maintenance	4,896
68100 · Telephone Expense	2,940
68500 · Uniforms and Laundry	2,689
68600 · Utilities	9,857
Total Expense	210,231
Net Ordinary Income	$ 40,723

Piecemeal, LLC 2019 Balance Sheet

Piecemeal Pie as of 31-Dec-19

ASSETS
Current Assets
Checking/Savings

10060 · Mascoma Tax Account	$	2,518
10150 · Petty Cash		300
10000 · Mascoma Savings Bank		17,663
10050 · Mascoma Savings Bank		618
10100 · Cash Registers		500
Total Checking/Savings		21,599

Other Current Assets

12400 · Food Inventory	238
12000 · Undeposited Funds	600
Total Other Current Assets	838
Total Current Assets	22,438

Fixed Assets

16000 · Machinery & Equipment		6,978
17000 · Accumulated Depreciation		(976)
15000 · Furniture and Fixtures		9,471
17500 · Fit-ups		27,810
Total Fixed Assets		43,284
TOTAL ASSETS	$	65,722

LIABILITIES & EQUITY
Liabilities
Current Liabilities
Other Current Liabilities

CCVT Loan	$	40,000
Square Capital Loan		294
24500 · Wages Payable (Net Pay)		(812)
24000 · Payroll Liabilities		(2,538)
25500 · Sales Tax Payable		3,868
Total Current Liabilities		40,811

Long Term Liabilities

27200 · Nina Russo	2,545
27000 · Community Capital	10,144
27100 · HBRLF	14,548
Total Long Term Liabilities	27,237
Total Liabilities	68,048
Equity	(2,327)
TOTAL LIABILITIES & EQUITY	$ 65,722

Piecemeal LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
10060 · Mascoma Tax Account	2,518.19
10150 · Petty Cash	300.00
10050 · Mascoma Savings Bank	47,357.60
10100 · Cash Registers	114.40
Total Checking/Savings	50,290.19
Total Current Assets	50,290.19
Fixed Assets	
17550 · Startup Stowe	51,800.00
16000 · Machinery & Equipment	10,745.71
17000 · Accumulated Depreciation	-4,351.00
15000 · Furniture and Fixtures	10,736.66
17500 · Fit-ups	40,510.30
Total Fixed Assets	109,441.67
TOTAL ASSETS	**159,731.86**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	1,296.21
Total Accounts Payable	1,296.21
Other Current Liabilities	
23500 · PPP Business Loan COVID	52,800.00
24000 · Payroll Liabilities	2,057.62
25500 · Sales Tax Payable	2,222.31
Total Other Current Liabilities	57,079.93
Total Current Liabilities	58,376.14
Long Term Liabilities	
27300 · SBA Loan	98,700.00
27150 · CCVT Loan	40,000.00
27000 · Community Capital	4,777.25
27100 · HBRLF	9,967.03
Total Long Term Liabilities	153,444.28
Total Liabilities	211,820.42
Equity	-52,088.56
TOTAL LIABILITIES & EQUITY	**159,731.86**

Piecemeal LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
43600 · Catering	17,704.00
49900 · Uncategorized Income	32,779.46
43850 · Gift Certificates	70.00
43700 · Alcohol Sales	14,338.23
43800 · Food Sales	260,587.19
Total Income	325,478.88
Cost of Goods Sold	
50000 · Alcohol Purchases	9,902.70
50900 · Food Purchases	79,202.13
Total COGS	89,104.83
Gross Profit	236,374.05
Expense	
53100 · Restaurant Supplies	14,915.02
51800 · Merchant Account Fees	9,574.47
60300 · COVID Expenses	7,963.37
69120 · Small Fixtures and Tools	1,946.74
66800 · Professional Development	15.00
68800 · Rubbish Removal	1,583.33
65000 · Tools and Equipment	647.97
60210 · Gasoline	203.81
68610 · Propane	2,268.50
66500 · General Supply	790.84
63400 · Materials and Supplies	3,481.19
66900 · Reconciliation Discrepancies	0.49
67300 · Subcontractor	3,196.56
60501 · Postage and Delivery	402.73
62600 · Fees and Permits	1,777.05
60200 · Automobile Expense	2,072.91
64000 · Miscellaneous Expense	7,605.02
53050 · Cleaning Supplies	306.75
63500 · Interest Expense	4,744.46
64950 · Outside Services	722.41
53102 · Travel	294.67
53101 · Meals & Entertainment	690.99
60000 · Advertising and Promotion	9,149.74
60400 · Bank Service Charges	177.15
61000 · Business Licenses and Permits	180.00
61700 · Computer and Internet Expenses	3,859.03
62400 · Depreciation Expense	3,375.00
63300 · Insurance Expense	4,736.13
64900 · Office Supplies	1,666.61
66000 · Payroll Expenses	138,023.78
66750 · Payroll Taxes	13,544.40

Piecemeal LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
66700 · Professional Fees	848.73
67100 · Rent Expense	29,438.16
67200 · Repairs and Maintenance	6,276.79
68100 · Telephone Expense	3,355.65
68500 · Uniforms and Laundry	3,384.51
68600 · Utilities	9,469.18
Total Expense	292,689.14
Net Ordinary Income	-56,315.09
Other Income/Expense	
Other Income	
47100 · VT Tax Grant	38,449.92
47000 · SBA EIDLA Advance Grant	9,000.00
Total Other Income	47,449.92
Net Other Income	47,449.92
Net Income	**-8,865.17**

I, Justin Barrett, certify that:

1. The financial statements of PIECEMEAL LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PIECEMEAL LLC included in this Form reflects accurately the information reported on the tax return for PIECEMEAL LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Justin Barrett*

Name: Justin Barrett

Title: Owner